UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15(d)-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of	February, 2023

Commission File Number	333-120120-01

KIDOZ INC.

(Exact Name of Registrant as Specified in Its Charter)

Suite 220, 1685 West 4th Avenue

Vancouver, BC, V6J 1L8

Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits:

Exhibit 99.1 - Kidoz Inc. Reports Over USD $15,000,000 in Record Revenue and Provides Annual Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIDOZ INC.

(Registrant)

Date : February 21, 2023	By:	/s/ J. M. Williams
J. M. WILLIAMS,
CEO